Primero Mining Corp.
(the “Company”)

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following is report on voting results for the annual general and special meeting of shareholders of Primero Mining Corp. held on May 8, 2013 (the “Meeting”).

Matters Voted Upon

			Votes By Proxy
		Outcome of Vote	Votes For	Votes Withheld
1.	The election of the following directors:

a) Wade Nesmith		Carried	64,545,755	2,403,148
			(96.41%)	(3.59%)
b) Joseph Conway		Carried	64,546,542	2,402,361
			(96.41%)	(3.59%)
c) David Demers		Carried	64,547,805	2,401,098
			(96.41%)	(3.59%)
d) Grant Edey		Carried	62,015,563	4,933,340
			(92.63%)	(7.37%)
e) Rohan Hazelton		Carried	63,992,549	(2,956,354)
			(95.58%)	(4.42%)
f) Timo Jauristo		Carried	58,393,183	8,555,719
			(87.22%)	(12.78%)
g) Eduardo Luna		Carried	62,887,806	4,061,097
			(93.93%)	(6.07%)
h) Robert Quartermain		Carried	66,308,580	640,323
			(99.04%)	(0.96%)
i) Michael Riley		Carried	66,806,589	142,314
			(99.79%)	(0.21%)

			Votes by Proxy
		Outcome of Vote	Votes For	Votes Withheld
2.	Appointment of Deloitte LLP, as auditors	Carried	73,420,612	121,772
	of the Company and authorizing the		(99.83%)	(0.17%)
	directors to fix their remuneration

			Votes By Ballot
		Outcome of Vote	Votes For	Votes Against
3.	Approval of the Continuation of the	Carried	44,342,525	22,606,378
	amended and restated stock option plan		(66.23%)	(33.77%)
	dated for reference May 29, 2010

			Votes By Ballot
		Outcome of Vote	Votes For	Votes Against
4.	Approval of a phantom share unit plan	Carried	44,605,573	22,343,331
	for employees of the Company		(66.63%)	(33.37%)